Global Wholehealth Partners Corp

2227 Avenida Oliva

San Clemente, California 92673

Phone: (714) 392-4112

Email: cstrongo@gmail.com

VIA EDGAR

April 2, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Life Sciences

Re:	Global Wholehealth Partners Corp Amendment No. 2 to Registration Statement on Form 10-12G Filed March 20, 2020 File No. 000-56035

Dear Division of Corporation Finance Office of Life Sciences:

On behalf of Global Wholehealth Partners Corp (the “Company”) in response to comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated April 1, 2020, commenting on the Company’s Registration Statement on Form 10 filed on March 20, 2020 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 2 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 31

1. We partially reissue comment eight. Please revise your disclosures under management's discussion and analysis at page 19 to include a comparative analysis and discussion of your financial condition and results of operations for the most recent interim periods presented in your Form 10 to comply with Item 303(b) of Regulation S-X.

Response: We have updated Form 10 Amendment No. 3 to incorporate.

Please feel free to contact me should you require additional information at (714) 392-4112 or cstrongo@gmail.com.

Global Wholehealth Partners Corp

By: /s/ Charles Strongo

Charles Strongo, Chief Executive Officer

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